

Mail Stop 3720

December 8, 2015

Mr. Jianyu Yang
Chief Executive Officer
Concord Medical Services Holdings Limited
18/F, Tower A, Global Trade Center
36 North Third Ring Road East, Dongcheng District
Beijing 100013
People's Republic of China

> **Re:** **Concord Medical Services Holdings Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 27, 2015**
> **File No. 1-34563**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 3. Key Information

Risk Factors, page 9

1.	We note that your risk factor heading relates to corrupt practices in the healthcare industry in China. We further note your discussion identifies that you face the risk of increased exposure to liability claims because you do not currently carry malpractice insurance. In future filings, please disclose this as a separate risk factor or explain why you believe it is appropriate to include in this particular risk factor. Refer to Item 503 of Regulation S-K. Also please expand your discussion to address more fully the impact and degree to which this risk factor may adversely impact your business.

Item 4. Information On The Company

Specialty Cancer Hospitals, page 40

2.   We note that you plan to fund the development of your specialty cancer hospitals with proceeds raised from your initial public offering and with bank loans. We further note disclosure on page 101 that all of the net proceeds from your public offerings had been used. Please explain this apparent inconsistency. Please enhance your discussion here to quantify your expected capital expenditure requirements related to expansions, the expected timing of such requirements, and clearly indicate the measures you are taking to obtain suitable financing. Please be specific in discussing the potential sources of cash you may be able to obtain and the related impact the financing terms will have on your operations.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013, page 72

3.   We note that your total net revenue in 2014 increased by 7.8% from 2013 primarily due to "increased revenue contributions from diagnostic equipment patients." We also note from your disclosure on page 58 that in 2014, although you added 6, you closed 11 centers in your network. Further, you state that the numbers of your treatment cases decreased 6.5% and diagnostic cases increased 2.0% from 2013. Considering the net decrease in the number of diagnostic centers with only a 2.0% increase in diagnostic cases in 2014, it is not entirely clear how your diagnostic equipment patients accounted for the 7.8% increase in revenue in 2014. Item 5.A of Form 20-F requires a description of any significant economic changes that materially affected the amount of reported income from continuing operations, indicating the extent to which income was so affected. In addition, the instructions to Item 5 refer to the guidance in the Commission's interpretive release No. 33-6835 dated May 18, 1989, which requires an analysis of changes in line items where material and identification and quantification of the extent of contribution of each of two or more factors when this is necessary to an understanding of a material change. Please tell us and revise accordingly in future filings to clearly explain the underlying drivers affecting reported revenue and expenses and address any trends, demands, commitments, events or uncertainties known to management that are reasonably likely to have material effects on the registrant's financial condition or results of operations.

Cost of Revenues, page 72

4.   We note that your cost of revenues increased by 26% from 2013 primarily due to the "increased network depreciation expenses from the new centers." Please tell us in more

detail about each expense component that contributed to the increase in 2014. Further, tell us how the closure of 11 centers impacted total depreciation expense in 2014 and how other operating expenses, including personnel costs, changed as a result of the net decrease in centers in your network from 2013.

Note 4. Acquisitions and Disposals, page F-22

5.   We note that you early adopted the provisions of ASU 2014-08. Please revise in future filings to comply with ASC 205-20-50-5B(a) and (d) by disclosing:

- the pretax profit or loss of the discontinued operation for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported; and
- the pretax profit or loss attributable to the parent for the periods in which the results of operations of the discontinued operation are presented in the statement where net income is reported.

Refer to the example in ASC 205-20-55-103 for further guidance.

6.   Please revise to present the assets and liabilities of the discontinued operations for prior periods separately in the asset and liability sections of the statement of financial position. Refer to ASC 205-20-45-10.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law

Clerk, at (202) 551-8199, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications